Snow Lake Ramps Up Exploration Program at Engo Valley Uranium Project

Manitoba, Canada, April 8, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake" or the "Company") is pleased to announce that it has completed planning for its 2024 exploration program on the Engo Valley Uranium Project (the "Project"), with exploration work scheduled to commence shortly.

CEO Remarks

"We have now completed the design of our 2024 exploration program on the Engo Valley Uranium Project," commented Frank Wheatley, CEO of Snow Lake.  He continued: "We are very excited to commence exploration at this highly prospective project. Results from historical (non- SK-1300 compliant) work points to the potential of this project to host significant uranium mineralization. We are eager to confirm and expand on the historical work done as we work towards delineating an SK-1300 compliant mineral resource estimate.  We are now in the process of finalizing contracts with our consultants and service providers, and are looking forward to begin mobilizing to site in the next couple of weeks."

2024 Exploration Program

Snow Lake has now finalized the first phase of its exploration program for the Engo Valley Uranium Project in 2024, which includes:

  analysis of all airborne survey data flown by the Namibian Government over the Project area radon cup survey of all historical targets, as well as a number of new targets, in order to verify the historical airborne survey data and to confirm drill targets topographical survey of the project site
  an initial 1,000 - meter reverse circulation drill program to twin the historical drill holes, and to begin an in-fill grid pattern between the historical drill hoes downhole radiometrics on each of the new drill holes

Mobilization to the Project site is currently being scheduled for April to initiate the ground geophysics program, which is designed to confirm the historic airborne survey data, confirm historic ground geophysics data, guide our planned drill program, and to identify new target areas for follow-up.

With the results of the first phase program, Snow Lake will design a follow-up program of reverse circulation drilling to both continue in-fill drilling, as well as to test new targets identified during the first phase of the program.  The follow-up program will commence immediately after results are received from the first phase program.

Engo Valley Uranium Project

The Engo Valley Uranium Project (the "Project") is located in the Skeleton Coast, in the Opuwo District of the Kunene Region, along the coast of northwest Namibia, approximately 600 kilometers north of Swakopmund, Namibia.  It is accessible from the south via 190 km of desert track roads from Mowe Bay, via the Sarusas mine.  To the east, there are unconfirmed track roads that connect the project area to the settlement of Orupembe.

Uranium mineralization was discovered on the Project in 1973, exploration was conducted intermittently by Gencor between 1974 and 1980, and based on that work, Gencor calculated a historical, non-current mining code compliant, resource estimate for the Project.

The Project is considered to be a top tier exploration project.

Exclusive Prospecting License 5887 ("EPL-5887") is held by Namibia Minerals and Investment Holding (Pty) Ltd. ("NMIH"). It covers an area of 69,530 hectares, is valid until February 12, 2026, and covers base and rare metals, industrial minerals, non-nuclear fuel mineral, nuclear fuel minerals, precious metals and precious stones.  EPL-5887 covers the areas of historic exploration work conducted by Gencor.

As detailed in Snow Lake's press releases of February 21, March 4 and March 6, 2024, Snow Lake and a private British Columbia company have entered into a binding letter of intent, pursuant to which Snow Lake will acquire up to 85% of NMIH (the "Acquisition"), which in turn is the sole registered and beneficial owner of 100% of the right, title and interest in EPL-5887. The Acquisition remains subject to customary closing conditions as further described in the Company's press releases dated February 21, March 4 and March 6, 2024 and the parties have agreed to extend the due diligence period until April 30, 2024.

Namibia

Namibia is ranked as the 6th highest African mining jurisdiction for mining investment according to the Fraser Institute's 2022 annual survey, and was the world's third-largest producer of uranium, accounting for 11% of global production, in 20221.  The Husab uranium mine and the Rossing uranium mine are currently the only operating uranium mines in Namibia.

The Langer Heinrich uranium mine commenced production in 2007, was placed on care and maintenance in 2018, and is currently in the process of restarting production in 2024.

1  Fraser Institute.  GlobalData's Global Uranium Mining to 2026 Report.

Deep Yellow Limited is progressing its Tumas uranium project towards production, which would become the 4th uranium mine in Namibia, as the Namibian Ministry of Mines and Energy issued a mining license for the Tumas uranium project in September 2023.

Bannerman Energy Ltd. is developing its Etango uranium project in Namibia, and in December 2023, received its mining license from the Namibian Ministry of Mines and Energy.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy development company listed on NASDAQ: LITM with a global portfolio of clean energy mineral projects comprised of two hard rock lithium projects and one uranium project.  The Snow Lake Lithium™ Project is a development project located in the Snow Lake region of Northern Manitoba, the Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake is focused on advancing all of its projects through the various phases of exploration and development and into production in order to supply the minerals and resources needed for the clean energy transition.  Learn more at www.snowlakelithium.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information

Frank Wheatley, CEO

+1 (604) 562-1916

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